# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viant Technology Inc., CIK 0001828791
CUSIP: 92557A101
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 01/09/2026
Filed by CIK 0001284309
Persons authorized to receive notices and communications: Larry Madden, 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612, 9498618888

## Reporting persons
- Larry Madden (CIK 0001284309): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,226,769; shared voting power 0; sole dispositive power 1,226,769; shared dispositive power 0; aggregate amount beneficially owned 1,226,769 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: Viant Technology Inc.
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Comment:
This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 12, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of Viant Technology Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

This Amendment No. 6 is being filed to correct the beneficial ownership of Class A Common Stock underlying stock options that was reported in Amendment No. 5. As such, this Amendment No. 6 amends and restates Amendment No. 5 in its entirety.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 9, 2026, the Reporting Person acquired an aggregate of 23,489 shares of Class A Common Stock underlying stock options and 65,408 shares of Class A Common Stock underlying RSUs, each of which vest within 60 days of January 9, 2026. The stock options and RSUs were awarded to the Reporting Person by the Issuer in consideration for services rendered to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own 1,226,769 shares of Class A Common Stock, which consists of (i) 194,940 shares of Class A Common Stock held of record by the Reporting Person, (ii) 492,065 shares of Class A Common Stock underlying stock options that are exercisable or will become exercisable within 60 days of the date hereof, (iii) 65,408 shares of Class A Common Stock underlying RSUs that will vest within 60 days of the date hereof, and (iv) 474,356 shares of Class A Common Stock underlying Class B Units that are currently convertible on a one-to-one basis.

Based upon 16,678,890 shares of Class A Common Stock outstanding as of November 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025, the Reporting Person may be deemed to beneficially own 6.9% of the Class A Common Stock. The ownership information assumes (i) the redemption of the Class B Units indirectly held by the Reporting Person for shares of the Issuer's Class A Common Stock on a one-to-one basis, (ii) the exercise of stock options held of record by the Reporting Person that are currently exercisable or will become exercisable within 60 days of the date hereof and (iii) the vesting of RSUs held by the Reporting Person, if any, within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 1,226,769

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 1,226,769

Shared power to dispose or direct the disposition of: 0
Transactions in the class effected during the past sixty days: Since the filing of Amendment No. 4, the Reporting Person did not effect any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Larry Madden: Larry Madden, Larry Madden / Chief Financial Officer (01/14/2026)